Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

March 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alexandra Barone

Re:	Levere Holdings Corp.

Registration Statement on Form S-1

Filed February 12, 2021, as amended

File No. 333-253105

Dear Ms. Barone:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Levere Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 18, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that it intends to distribute approximately 300 copies of the Preliminary Prospectus dated March 16, 2021 to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ Giacomo Ciampolini
Name: Giacomo Ciampolini
Title: Managing Director of Capital Markets Origination

As representative of the several underwriters

[Signature Page to Acceleration Request Letter]